09058375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERT Direct Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, Suite 400
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. ERIK SMITH 212 572-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Ave of the Americas (Address) New York, (City) New York (State) 10036 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

PROCESSED
MAR 10 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIK SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERT DIRECT SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

LORRAINE PASTOR
Notary Public, State of New York
No. 01PA4616273
Qualified in Queens County
Commission Expires March 30, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERT DIRECT SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

CERT DIRECT SECURITIES, INC.

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Cert Direct Securities, Inc.

We have audited the accompanying statements of financial condition of Cert Direct Securities, Inc. as of December 31, 2008 and 2007 and the related statements of income and expenses and changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cert Direct Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 13, 2009

CERT DIRECT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 21,406	$ 55,523
Deposit with clearing organization	100,000	100,000
Receivable from clearing organization	94,279	10,618
Total Current Assets	215,685	166,141
PROPERTY AND EQUIPMENT - net	14,517	3,762
OTHER ASSETS		
Security deposits	5,247	3,975
Total Other Assets	5,247	3,975
Total Assets	$ 235,449	$ 173,878

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	52,253	$ 12,772
Total Current Liabilities	52,253	12,772
STOCKHOLDER'S EQUITY		
Common stock - no par value, 200 shares authorized, none issued and outstanding	352,325	342,300
Accumulated deficit	(169,129)	(181,194)
Total Stockholder's Equity	183,196	161,106
Total Liabilities and Stockholder's Equity	$ 235,449	$ 173,878

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF INCOME AND EXPENSES

FOR THE YEARS ENEDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Fee income	$ 669,990	$ 137,712
Other income	-	35,000
Total Revenues	669,990	172,712
EXPENSES		
Consulting	217,322	87,305
Salaries and compensation	179,457	-
Underwriting expenses	125,020	24,597
Rent	47,516	51,958
Professional fees	33,680	26,913
Information and quotes	11,319	27,636
Office supplies	9,583	2,040
Office expenses	21,830	8,183
Depreciation expense	3,472	2,508
Computer supplies	2,603	868
Travel & entertainment	1,794	-
Regulatory expenses	1,000	300
Insurance	1,352	623
Postage and delivery	422	88
Bank service charges	400	411
State and local taxes	400	400
Repairs	755	2,405
Total Expenses	657,925	236,235
Net Income (Loss) from Operations	$ 12,065	$ (63,523)

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2007	-	$ -	$ 256,600	$ (117,671)	$ 138,929
Capital contributions	-	-	85,700	-	85,700
Net income	-	-	-	(63,523)	(63,523)
Balance at December 31, 2007	-	-	342,300	(181,194)	161,106
Capital contributions	-	-	10,025	-	10,025
Net income	-	-	-	12,065	12,065
Balance at December 31, 2008	-	$ -	$ 352,325	$ (169,129)	$ 183,196

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENEDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income / (loss)	$ 12,065	(63,523)
Adjustments to reconcile net income / (loss)		
to net cash provided by operating activities:		
Changes in current operating items:		
Depreciation and amortization	3,472	2,508
Increase in accounts receivable	(83,661)	(4,811)
Increase in security deposit	(1,272)	-
Increase in accounts payable	39,481	5,000
Cash provided (used) by operating activities	(41,980)	2,697
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	14,227	-
Cash used by investing activities	14,227	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from stockholders	10,025	85,700
Net cash provided by financing activities	10,025	85,700
Net Increase (decrease) in cash	(34,117)	24,874
Cash - beginning of year	155,523	130,649
Cash - end of year	$ 121,406	$ 155,523

See accompanying notes to the financial statements.

CERT DIRECT SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Cert Direct Securities, Inc. (the "Company") was established as a corporation in the State of New York on July 12, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's principal business offices are located in New York, New York and Laguna Niguel, California.

b) Method of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c) Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

e) Income Taxes

The Company and its shareholders filed a statement of election to be taxed as a Small Business Corporation under Subchapter S of the Internal Revenue Code (now referred to as an S Corporation) effective January 1, 2006. Under Subchapter S, all income and loss of the Company is includable in the individual taxable income of its shareholders. Therefore, no provision for income taxes has been made. As an unincorporated business in New York City, the Company is subject to the unincorporated business tax. Based on income, no provision for such tax has been made as such amount is deemed immaterial.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Financial Risks

The Company is subject to credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a principal to make payments according to the terms of a sales contract.

f) Accounts Receivable and Related Allowance

The Company carries its accounts receivable at amounts billed to customers less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs and collections and current credit conditions. At this time the Company has decided not to record an allowance for doubtful accounts.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. At December 31, 2008 and 2007, the Company's net capital computed in accordance with this rule was $158,207 and $153,369 compared to a minimum requirement of $100,000.

3. PROPERTY AND EQUIPMENT

Property and equipment are originally recorded at cost of acquisition and fully depreciated assets are carried on the books until the date of disposal. The Company uses the straight line method of computing its annual depreciation expense, as computed over a range of estimated useful lives of the assets. The estimated useful life used by the Company for equipment is five years. Depreciation for the years ended December 31, 2008 and 2007 is $3,472 and $2,805. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment

	2008	2007
Computer equipment	$ 22,065	$ 7,838
Less: accumulated depreciation	(7,548)	(4,076)
	$ 14,517	$ 3,762

4. LEASE COMMITMENTS

A lease for the New York office space was entered into as of January 1, 2006. The lease required a security deposit of $3,947 and requires monthly rental payments of $2,165, which includes electrical utilities. The lease expires on December 31, 2009. A lease for the California office space was entered into as of February 15, 2008. The California lease requires a security deposit of $1,300 and requires monthly rental payments of $1,253, which includes electrical utilities. The California lease expires on February 14, 2010. Total rent expense was $47,516 and $51,958 for the periods ended December 31, 2008 and 2007.

Future minimum lease payments obligated under these non-cancelable operating leases are as follows for the years ending:

December 31, 2009	$ 41,016
December 31, 2010	$ 1,880

5. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in Florida and New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured funds as of December 31, 2008 and 2007.

6. INCOME TAXES

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cert Direct Securities, Inc.

We have audited the financial statements of Cert Direct Securities, Inc. for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 13, 2009. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 13, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

CERT DIRECT SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

FOR THE YEAR ENEDED DECEMBER 31, 2008

	2008
CREDITS	
Shareholder's equity	183,196
DEBITS	
Equipment, net	14,517
Other assets	5,247
Total Debits	19,764
Net Capital	$ 163,432
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 52,253
Total Aggregate Indebtedness	$ 52,253
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 63,432
Excess Net Capital at 1000%	$ 158,207
Ratio: Aggregate Indebtedness to Net Capital	0.32 to 1

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER 2008

Net capital, as reported in FOCUS report

No material differences exist between the computation of net capital made on the Company's original unaudited filing of the FOCUS report and the audited computation of net capital.

See accompanying notes to the financial statements.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Cert Direct Securities, Inc.

In planning and performing our audit of the financial statements of Cert Direct Securities, Inc. (hereinafter the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 13, 2009

END